Exhibit 99.1

MAXEON SOLAR TECHNOLOGIES, LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number: 201934268H)
(the "Company")
____________________________________________________________________________________________________________________________________________

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of the Company will be held by way of electronic means on Wednesday, 31 August 2022, at 9:00p.m. (Singapore time) to transact the following business:

ORDINARY BUSINESS

1.To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 2 January 2022 and the Auditor’s Report thereon.

2.To elect Messr. Kris Sennesael as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 1)

3.To approve Messr. Kris Sennesael’s Directors' annual fees of US$300,000 to be paid pro rata on a quarterly basis, based on the Company’s Outside Director Compensation Policy. (See Explanatory Note 2)

4.To elect Messr. Nikita Taldykin as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 3)

5.To elect Messr. Gavin Adda as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 4)

6.To elect Messr. Yanbing Jiang as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 5)

7.To re-appoint Ernst & Young LLP as the Company’s auditors and to authorise the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

8.To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:-

"Authority to issue shares

THAT pursuant to Section 161 of the Companies Act 1967 of Singapore (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and the Constitution of the Company:-

a.Authority be and is hereby given to the Directors of the Company:-

i.to allot and issue shares in the capital of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

ii.to make or grant offers, agreements, options or other instruments (collectively, “Instruments”) that might or would require shares to be allotted and issued, including but not limited to the creation and issuance of (as well as adjustments to) securities, warrants, rights, units, purchase contracts, debentures or other instruments convertible into or exercisable for shares, at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company;

b.Allot and issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force (notwithstanding the authority conferred by this Resolution may have ceased to be in force); and

c.Unless revoked or varied by the Company in general meeting, the authority conferred by this Resolution shall continue in force until (i) the conclusion of the next annual general meeting of the Company, or (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier. (See Explanatory Note 6)"

9.To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution:-

"Renewal of FPTC Share Purchase Mandate

THAT pursuant to Section 76D(9) of the Companies Act and Regulation 12(B) of the Constitution of the Company:-

a.Authority be and is hereby renewed to permit the Company to purchase or acquire off-market from MLI (as defined below) the FPTC Buyback Shares (as defined below) (the “FPTC Share Buyback”) in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction (as defined below) (See Explanatory Note 7). Such authority is subject to (i) the number of FPTC Buyback Shares purchased or acquired under the FPTC Share Buyback added together with (ii) the number of MLI Buyback Shares (as defined in Resolution 10) purchased or acquired under the MLI Share Buyback (as defined in Resolution 10), not exceeding 20% in aggregate of the total number of ordinary shares in the share capital of the Company as at the date hereof (the “FPTC Share Buyback Mandate”);

b.Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the FPTC Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest;

c.The FPTC Share Buyback will be made by the Company for an aggregate purchase price of US$40.0 million being the Prepayment Amount (as defined in the Pre-Paid Forward Transaction) which has already been pre-paid in cash in accordance with the terms and conditions of the Pre-Paid Forward Transaction. Accordingly, no further payments need to be made out of the capital or profits of the Company, nor funded through internal and/or external sources of funds (or any combination thereof). There will therefore be no further financial effect from any purchase or acquisition made by the Company under the FPTC Share Buyback Mandate;

d.The FPTC Buyback Shares be cancelled upon completion of the FPTC Share Buyback; and

e.Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 7)"

Definitions used in this Special Resolution shall bear the following meanings:

“MLI” means Merrill Lynch International.

“Pre-Paid Forward Transaction” means the pre-paid forward share purchase transaction entered into on 17 July 2020 between MLI and the Company.

“Shares” means ordinary shares in the Company as defined under the Pre-Paid Forward Transaction.

“FPTC Buyback Shares” means Shares to be purchased or acquired in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction.

10.To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution:-

"Renewal of MLI Share Buyback Mandate

THAT pursuant to Section 76D(9) of the Companies Act and Regulation 12(B) of the Constitution of the Company:-

a.Authority be and is hereby renewed to permit the Company to acquire off-market from MLI (as defined below) the MLI Buyback Shares (as defined below) (the “MLI Share Buyback”) in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction (as defined below) (See Explanatory Note 8). Such authority is subject to (i) the number of MLI Buyback Shares acquired under the MLI Share Buyback added together with (ii) the number of FPTC Buyback Shares (as defined in Resolution 9) purchased or acquired under the FPTC Share Buyback (as defined in Resolution 9), not exceeding 20% in aggregate of the total number of ordinary shares in the share capital of the Company as at the date hereof (the “MLI Share Buyback Mandate”);

b.Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the MLI Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are acquired, whichever is the earliest;

c.The MLI Share Buyback be made by the Company for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and accordingly neither the capital nor profits of the Company will be utilized to fund the MLI Share Buyback. Accordingly, there is no financial effect of the MLI Share Buyback pursuant to the proposed MLI Share Buyback Mandate on the cash reserves of the Company and the MLI Share Buyback will have negligible impact on the Company’s financial position;

d.The MLI Buyback Shares be cancelled upon completion of the MLI Share Buyback; and

e.Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 8)"

Definitions used in this Special Resolution shall bear the following meanings:

“MLI” means Merrill Lynch International.

“Physical Delivery Forward Transaction” means the amended and restated physical delivery share forward transaction entered into on 8 September 2020 between MLI and the Company.

“Shares” means ordinary shares in the Company as defined under the Physical Delivery Forward Transaction.

“MLI Buyback Shares” means Shares to be purchased or acquired in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction.

By Order of the Board

/s/ Jeffrey William Waters
_________________________

Name: Jeffrey William Waters
Chief Executive Officer
5 August 2022

Explanatory Notes:

1.Kris Alfons Sennesael serves as an independent director on the Company’s Board of Directors, Chairman of its Audit Committee, and member of the Compensation and Coordination Committees. Kris Sennesael is currently the Senior Vice President and Chief Financial Officer of Skyworks Solutions, an innovator of high performance analog semiconductors with over $5 billion in revenues. Previously, Mr. Sennesael served as Chief Financial Officer for Enphase Energy, a semiconductor-based renewable energy solutions provider. Earlier, he served as Chief Financial Officer for Standard Microsystems Corporation, a global fabless semiconductor company, prior to which he held financial positions at ON Semiconductor, AMI Semiconductor, and Alcatel Microelectronics. Mr. Sennesael graduated from the University of Ghent, Belgium, with a Bachelor of Economics and Master of Economics, and from the Vlerick Management School with a Master of Business Administration.

2.Based on the Company’s Outside Director Compensation Policy, Mr. Sennesael’s annual fees shall be paid on a quarterly basis in the form of one-third in cash and two-thirds in restricted stock units. The Company’s Outside Director Compensation Policy was adopted by Ordinary Resolution by the Company on August 25, 2020.

3.Nikita S. Taldykin serves as a director designated by TotalEnergies on the Company’s Board of Directors and member of its Nominating and Corporate Governance Committee. Since 2018, Mr. Taldykin has been the Vice President and General Counsel – Upstream and Corporate Services of TotalEnergies American Services, located in Houston, Texas. In this role, he sits on several management committees and boards of directors and is responsible for corporate governance and managing legal and compliance affairs for TotalEnergies’ upstream affiliates in the United States. He joined TotalEnergies in 2010 and has since held several business development and legal roles. Mr. Taldykin began his career in private practice at Vinson & Elkins LLP, where he focused on domestic and cross-border energy transactions across Asia-Pacific, Europe, North America, Africa, Latin America and the Caribbean. Mr. Taldykin obtained a Bachelor of Arts in Government and Economics from Georgetown University and a Juris Doctor from Georgetown University Law Center, located in Washington, D.C.

4.Gavin Jacques Elie Adda serves as a director designated by TotalEnergies on the Company’s Board of Directors and member of its Coordination Committee. Mr. Adda has served as the Chief Executive Officer of TotalEnergies Renewables Distributed Generation (DG) Asia since 2017. TotalEnergies DG Asia was created when TotalEnergies acquired Mr. Adda’s company. He also serves as Co-Chairman of the European Chamber of Commerce (Sustainability Committee) in Singapore and he serves on the TotalEnergies Executive Management Committee for Asia. Previously, he served as Chief Executive Officer and Founder of CleantechEnergy Private Limited in India, which was acquired by Shell and Keppel. Prior to that, Mr. Adda held various executive level positions at REC Solar Limited and Samsung Group. Mr. Adda graduated from Cambridge University in 1996 with a Bachelor of Arts and a Master of Arts, and from INSEAD in 2006 with a Master of Business Administration.

5.Yanbing Jiang serves as a director designated by Tianjin Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”) on Maxeon’s Board of Directors and member of its Nominating and Corporate Governance Committee. Mr. Jiang is the Chief Strategy Officer of TZE. Prior to his role at TZE, he was a Senior Executive Advisor and Managing Director at PwC Strategy& Germany from January 2019 to early 2022. Earlier, Mr. Jiang had served as the Head of Strategy, Market Development, M&A at Infineon Technologies Greater China region from 2014 to 2018 and was concurrently an independent board member in NanoBioImaging International Ltd from January 2017 to December 2018. Prior to this, Mr. Jiang also held various executive level and strategic positions at Huawei Technologies and Royal Philips Electronics. Mr. Jiang graduated from Nankai University with a Bachelor of Science/Computer Science and Bachelor of Law, from Katholieke Universiteit Leuven with a Master of Science/Computer Science and Master of Law, and from Duke University with a Master of Business Administration.

6.The Ordinary Resolution proposed in Item 8 above is to authorise our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

7.The following explanatory notes are provided in connection with the Pre-Paid Forward Transaction for background and context. Terms used in this Explanatory Note 7 are as defined in Resolution 9 above.

i.Pre-Paid Forward Transaction was entered into in order to facilitate certain privately negotiated derivative transactions whereby holders of the 6.50% green convertible notes issued by the Company on 17 July 2020 (the “2020 Convertible Notes”) would be able to hedge their investment in the 2020 Convertible Notes with certain counterparties. The Company cannot control how such investors may use such derivative transactions nor does it participate in such derivative transactions.

ii.The Company’s authority to purchase or acquire the FPTC Buyback Shares was last renewed on 31 August 2021. As such authority was only granted as of 31 August 2021 until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest, this shareholder approval is being sought to continue to permit the Company exercise its rights and perform obligations under, and to be able to purchase or acquire the FPTC Buyback Shares in accordance with the terms and conditions of the Pre-Paid Forward Transaction. There have not been any purchases or acquisitions of the FPTC Buyback Shares in the 12 months following 31 August 2021.

iii.The Company is not seeking a general share repurchase mandate. The shareholder approval being sought would enable the Company to exercise its rights and perform its obligations under the Pre-Paid Forward Transaction, including to repurchase Shares off-market from time to time until July 2025. The settlement of the Pre-Paid Forward Transaction by delivery of physical shares in the capital of the Company constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders annually (with no votes being cast by MLI and its associated persons).

iv.The FPTC Share Buyback Mandate will be subject to a limitation, being (i) the number of FPTC Buyback Shares purchased or acquired under the FPTC Share Buyback aggregated with (ii) the number of MLI Buyback Shares (as defined in Resolution 10) purchased or acquired under the MLI Share Buyback (as defined in Resolution 10), may not exceed 20% of the total number of ordinary shares in the share capital of the Company. Whereas under terms and conditions of the Pre-Paid Forward Transaction, the Company may repurchase up to 2,528,211 ordinary shares of the Company as FPTC Buyback Shares, the actual number of FPTC Buyback Shares repurchased may be lower to comply with this limitation and any remainder would be settled by MLI with cash.

v.The repurchase amount has already been pre-paid in accordance with the terms and conditions of the Pre-Paid Forward Transaction. Accordingly no further payments need to be made by the Company. There will therefore be no financial effect from any purchase or acquisition made by the Company under the FPTC Share Buyback Mandate.

8.The following explanatory notes are provided in connection with the Physical Delivery Forward Transaction for background and context. Terms used in this Explanatory Note 8 are as defined in Resolution 10 above.

i.The Physical Delivery Forward Transaction was entered into in order to facilitate certain privately negotiated derivative transactions whereby holders of the 2020 Convertible Notes would be able to hedge their investment in the 2020 Convertible Notes with certain counterparties. The Company does not participate in such derivative transactions;

ii.The Company’s authority to purchase or acquire the MLI Buyback Shares was last renewed on 31 August 2021. As such authority was only granted as of 31 August 2021 until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are purchased or acquired, whichever is the earliest, this shareholder approval is being sought to continue to permit the Company to exercise its rights and perform its obligations under, and to able to purchase or acquire the MLI Buyback Shares in accordance with the terms and conditions of the Physical Delivery Forward Transaction. There have not been any purchases or acquisitions of the MLI Buyback Shares in the 12 months following 31 August 2021.

iii.The Company is not seeking a general share repurchase mandate. The shareholder approval being sought would enable the Company to exercise its rights and perform its obligations under the Physical Delivery Forward Transaction, including to acquire or accept delivery of such ordinary shares of the Company from MLI subject to and in accordance with the terms of the Physical Delivery Forward Transaction. The settlement of the Physical Delivery Forward Transaction by delivery of physical shares in the capital of the Company constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders annually (with no votes being cast by MLI and its associated persons).

iv.The MLI Share Buyback Mandate will be subject to a limitation, being (i) the number of MLI Buyback Shares acquired under the MLI Share Buyback aggregated with (ii) the number of FPTC Buyback Shares (as defined in Resolution 9) purchased or acquired under the FPTC Share Buyback (as defined in Resolution 9), may not exceed 20% of the total number of ordinary shares in the share capital of the Company. The MLI Share Buyback Mandate shall be amended accordingly to reduce the amount of the shares to be acquired in accordance with its terms to comply with this limitation.

v.The physical delivery of the MLI Buyback Shares will be made for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and therefore no payments need to be made by the Company. The MLI Share Buyback will have negligible impact on the Company’s financial position.

IMPORTANT: PLEASE READ THE NOTES ON THE FOLLOWING PAGES

NOTES TO NOTICE OF AGM:

1.Measures to Minimise Risk of Community Spread of 2019 Novel Coronavirus ("Covid-19"):

This AGM will be held by electronic means pursuant to the Covid-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020. Printed copies of this Notice, Audited Financial Statements for the financial period ended 2 January 2022, and Proxy Form will generally not be sent to shareholders. Instead, they will be sent to shareholders by electronic means, to an email address notified by the shareholders to the Company and via publication on www.virtualshareholdermeeting.com/MAXN2022. If the Company is unable to send such documents via electronic means to a shareholder, printed copies of such documents will be sent to such shareholder in accordance with the Constitution of the Company.

In view of the evolving Covid-19 situation, the Company is arranging for a live webcast and live audio feed of the AGM proceedings (the "Live AGM Webcast" or the "Live AGM Audio Feed") which will take place on Wednesday, 31 August 2022 at 9:00 p.m. (Singapore time) in place of a physical AGM. Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by shareholders. Any shareholder seeking to attend the AGM physically in person will be turned away.

Shareholders will be able to participate in the AGM in following manner set out in the paragraphs below.

a.Live AGM Webcast and Live AGM Audio Feed:

Shareholders may watch or listen to the AGM proceedings through the Live AGM Webcast or the Live AGM Audio Feed. To do so, shareholders will need a 16-digit control number included in their Notice of Internet Availability, proxy card, or voting instruction form. The AGM will begin promptly at 9:00 p.m. (Singapore time) on 31 August, 2022. Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:45 p.m. (Singapore time), and shareholders should allow ample time to ensure their ability to access the meeting.

Shareholders must not forward the link to the AGM to other persons who are not shareholders of the Company and who are not entitled to attend the AGM. This is also to avoid any technical disruptions or overload to the Live AGM Webcast and the Live AGM Audio Feed.

b.Submission of Proxy Forms to Vote:

Shareholders will not be able to vote during the Live AGM Webcast or the Live AGM Audio Feed on the resolutions to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit a proxy form to appoint the Chairman of the AGM to cast votes on their behalf.

Shareholders (whether individual or corporate) appointing the Chairman of the AGM as proxy must give specific instructions as to his manner of voting, or abstentions from voting, in the proxy form, failing which the appointment will be treated as invalid.

Shareholders may submit their proxy forms through the following means: (a) via internet before the meeting at www.proxyvote.com up until 9:00 p.m. on 28 August 2022 (Singapore time); or (b) by mail by marking, signing and dating the proxy card and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

c.Submission of Questions:

Shareholders may submit questions live during the Live AGM Webcast or the Live AGM Audio Feed via the text in the “ask a question” box. Shareholders may submit questions prior to the AGM via this link: https://corp.maxeon.com/contact-ir. The Company will endeavour to address the substantial and relevant questions before or at the AGM.

d.Other Notes:

As the Covid-19 pandemic continues to evolve, further measures and/or changes to the AGM arrangements may be made on short notice in the ensuing days, even up to the day of the AGM. Please check the website at www.virtualshareholdermeeting.com/MAXN2022 for updates. The Company seeks the understanding and cooperation of all shareholders in enabling the Company to hold the AGM with the optimum safe distancing measures to minimise the risk of community spread of Covid-19.

2.Personal Data Privacy:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the AGM and/or any adjournment thereof, a member of the Company (a) consents to the collection, use and disclosure of the member’s personal data, such as but not limited to name, date of birth and address (postal and electronic address) of the member as well as number of shares held by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, rules, regulations and/or guidelines (collectively, the "Purposes"), (b) warrants that where the member discloses the personal data of the member’s proxy(ies) and/ or representative(s) to the Company (or its agents or service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes.